Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

December 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 27, 2023
Amendment No. 2 to Registration Statement on Form S-4
Filed August 14, 2023
File No. 333-272467

Ladies and Gentlemen,

On behalf of Phoenix Biotech Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to a comment from the staff of the SEC (the “Staff”) raised during a conversation between members of the Staff and the undersigned on December 5, 2023 (the “Conversation”), pertaining to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Registration Statement on Form S-4 for the Company’s proposed business combination, as amended (the “Registration Statement”).

During the Conversation, you noted the uncertainty regarding the status of a special purpose acquisition company as an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), during the period after the 24-month anniversary of the effectiveness of the registration statement under the Securities Act of 1933, as amended, for its initial public offering and the completion of its initial business combination. The Company’s initial public offering was completed in October 2021. You requested that the Company include disclosure in the Proxy Statement and in the next amendment to the Registration Statement indicating how the funds in the Company’s trust account are invested, whether such investment may result in the Company being deemed an “investment company” under the Investment Company Act and the consequences of being deemed an “investment company”, including the potential early liquidation of the trust account, dissolution of the Company and expiration of the Company’s outstanding warrants as worthless. We have confirmed with the Company that the funds in the trust account are invested in money market funds that invest in government securities. Accordingly, we propose to add the following disclosure to the Proxy Statement and Registration Statement:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 6, 2023

As of November 24, 2023, there was approximately $8.4 million of funds held in the Trust Account. The funds held in the Trust Account are held in money market funds that invest in U.S. Treasury securities. There is uncertainty under the Investment Company Act of 1940, as amended (the “Investment Company Act”), whether certain special purpose acquisition companies, or “SPACs,” with trust account assets held in securities, that do not consummate an initial business combination within 24 months after the effective date the SPAC’s IPO registration statement, would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act. The registration statement for our initial public offering became effective on October 5, 2021. However, the Company relies upon the fact that it does not meet the definition of “investment company” because it does not hold itself out as an investment company and does not own “investment securities” having a value exceeding 40% of the value of its total assets. Rather, the Company has invested the funds held in the Trust Account in money market funds that seek to maintain a stable net asset value of $1 per share. According to no-action positions taken by the SEC staff, investments in money market funds are not considered investment securities for purposes of determining whether a company is an investment company.

Nevertheless, if the Company were to meet the definition of investment company, the Company would be required to register under Investment Company Act. Registration would subject the Company to substantial regulation and restrictions with respect to, among other things, its capital structure, management, operations, transactions and portfolio composition.  The Company would also be subject to significant compliance and disclosure requirements.  This would adversely impact its ability to operate in accordance with its business plan. If, as a result of such challenges, the Company were to abandon its efforts to complete the Business Combination, the holders of public shares would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of its securities. If the Company is unable to complete the Business Combination, it would be required to the redeem the public shares, liquidate the Trust Account and dissolve. Upon such dissolution, the warrants would expire worthless.

The Company proposes to add the above disclosure in the Proxy Statement in the following locations:

(i) The Chairman’s letter following the paragraph beginning with the sentence, “For illustrative purposes, based on funds in the Trust Account of approximately $8.4 million on November 24, 2023, the estimated per-share conversion price would have been approximately $10.95.”

(ii) On page 16 following the paragraph, “The withdrawal of funds from the Trust Account in connection with the Election will reduce the amount held in the Trust Account following the redemption, and the amount remaining in the Trust Account may be significantly reduced from the approximately $8.4 million that was in the Trust Account as of November 24, 2023”; and

(iii) On page 30 following the paragraph beginning with the sentence, “As of November 24, 2023, there was approximately $8.4 million in the Trust Account.”

The Company intends to make parallel additions of such disclosure to the Registration Statement in the next amendment thereto.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 6, 2023

Please contact the undersigned at (212) 459-7203 or via email at jletalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Chris Ehrlich, Phoenix Biotech Acquisition Corp.
Stephen M. Davis, Goodwin Procter LLP
Adam C. Berkaw, Ellenoff Grossman & Schole LLP